UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Diginex Limited (DGNX) Announces US$1.5 Billion AI Acquisition, Adding High Growth Business and Targets $280M Revenue by 2027

Transformational AI Acquisition Accelerates Diginex’s Top Line with High Margin, High Growth Revenues via Expansion into AI Driven Customer Intelligence and Enterprise Agentic Solutions at Scale.

Diginex Limited (“Diginex” or the “Company”) (Nasdaq: DGNX), a leading provider of Sustainability RegTech solutions, today announced that it has signed a definitive Share Purchase Agreement (“SPA”) to acquire Resulticks Global Companies Pte Limited (“Resulticks”), a globally recognized leader in real-time, AI-driven customer intelligence solutions, in an all-share transaction valued at US$1.5 billion, paid in full with Diginex shares at $1.32 per share.

Already At Scale - Resulticks delivered CY2025 revenues of ~US$150million with EBITDA of ~US$46million, reflecting a 32% EBITDA margin.

Proven Model & Acumen - Over the past five years, Resulticks has achieved consistent annual revenue growth of ~70%.

Continued Rapid Growth - Revenues are projected to reach US$190 to US$210million in FY2026, and US$250 to US$280million in FY2027.

Building the world’s first trust-led growth platform

As data and artificial intelligence emerge as the primary drivers of enterprise differentiation, the synergies created by the merging of the businesses aims to create the world’s first trust led growth platform where Resulticks’ leading customer intelligence platform embeds sustainability journeys directly into customer engagement.

With 76% of consumers stating that they would stop buying from firms that neglect environmental and social well-being the combined entity will aim to develop a new category of trust-led experiences beyond simple CX or sustainability alone, leading to significant client advantages.

As technology becomes increasingly commoditized, ownership, enrichment, and activation of data at speed are defining the next generation of market leaders. This combination positions Diginex to lead that evolution, leveraging AI to its benefit to be a disruptor by delivering full-cycle, trust-led experience to customers.

The transaction, valued at US$1.5 billion, and expected to close within the next 30-45 days subject to closing conditions, follows the strategic Memorandum of Understanding signed in June 2025, and builds on the reseller agreement executed in February 2026, which targets US$40 million in cumulative revenues over four years for Diginex’s sustainable RegTech business.

“I am thrilled to announce the signing of our deal with Resulticks, a company that shares our values and commitment to being at the forefront of harnessing advanced technology for transformative impact,” said Miles Pelham, Chairman & Founder of Diginex. “This transaction transforms the group’s financials and significantly deepens our expertise in AI and data management. By combining Resulticks’ real-time data capabilities with our sustainability platforms, we are poised to redefine how organizations navigate sustainability and compliance challenges.”

“This partnership brings together two purpose-driven platforms” said Redickaa Subrammanian, Co-Founder and CEO of Resulticks. “Through Genie, our agentic framework, we’re helping customers drive CX growth and reduce attrition. Now with Diginex, we can cater specifically to discerning sustainability-conscious audience segments by integrating sustainable intelligence into communications to deliver real value. Together, we can enable activation, attribution and ROI visibility to drive smarter, long-term revenue growth for our clients.”

“The next generation of enterprise platforms will not separate growth from trust,” said Daxsan RB, Co-Founder and CIO of Resulticks. “What matters is not just collecting more data, but making it usable in the moments that drive decisions and outcomes. That is where we see real value in bringing these two platforms together.”

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Resulticks

RESULTICKS is a connected customer engagement solution designed for real-time, data-driven audience experiences. It helps brands unify customer data, orchestrate communications across channels, and make more informed business decisions through AI-powered intelligence and analytics. RESULTICKS serves enterprises across North America, Asia, and the Middle East and is headquartered in New York, with additional offices in India, Singapore, and Dubai.

For more information, please visit the Resulticks website: https://resulticks.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: April 17, 2026		/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman